Exhibit 99.1
Tech Mahindra selected as the Highest Bidder
Mumbai, 13 April 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”), announced today that its Board of Directors (the “Board”), has selected Venturbay Consultants Private Limited, a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”) as the highest bidder to acquire a controlling stake in the Company, subject to the approval of the Hon’ble Company Law Board.
The Company has been administered by a new Board appointed pursuant to the orders of the Hon’ble Company Law Board dated January 9, 2009. The process to select a strategic investor has reached this significant stage within three months of the new Board’s first meeting.
“On behalf of all Satyamites and their families, we congratulate Tech Mahindra on being the highest bidder. The selection of the highest bidder, in a fair, open and transparent process, signals a new stage for the Company in its progress towards stabilization and growth. We hope this will infuse greater confidence and comfort amongst customers, who continue to be happy with Satyam’s excellent service delivery. This event ought to dispel the anxiety of all stakeholders as it re-positions the Company’s commitment to revival and good governance.” said Kiran Karnik, the Chairman of the Board.
The Board selected Tech Mahindra through a global competitive bidding process launched by the Company on March 9, 2009, which was designed in accordance with the orders of the Hon’ble Company Law Board, approved by the Securities Exchange Board of India (the “SEBI”) and conducted under the supervision of Justice Bharucha. Pursuant to the bidding process, on April 13, 2009, bidders submitted their technical and financial bids. The Board under the supervision of Justice Bharucha first evaluated technical bids based on predetermined criteria submitted by three bidders, previously notified to the bidders. The technical criteria covered information on the bidder, its promoters’ (if any) and persons acting in concert. The technical criteria included:
•	corporate governance and management track record;

•	corporate behavior record, including corporate social responsibility policies and information pertaining to past conduct in companies managed by the bidder;

•	organizational ability and experience in owning, operating and managing information technology companies, global companies of the scale and scope of the Company and distressed companies;

•	track record in managing distressed companies;

•	revenues and profitability from Indian and overseas operations; and

•	strategic plan for the Company.
After evaluating each bidder’s technical bid and determining that each bidder qualified, the Board and Justice Bharucha opened each shortlisted bidder’s financial bid in the presence of each shortlisted bidder and ranked them based on price. Since there was no bid within at least 90% of Tech Mahindra’s bid, which was the highest bid, the Board, finding Tech Mahindra’s bid to be satisfactory and in the interests of the Company, declared Tech Mahindra as the highest bidder. Upon being declared the highest bidder, Tech Mahindra and the Company executed a share subscription agreement with the Company on April 13, 2009 (the “Share Subscription Agreement”). Pursuant to the Share Subscription Agreement, Tech Mahindra has agreed to subscribe to and acquire 30,27,64,327 (Thirty Crores Twenty Seven Lakhs Sixty Four Thousand Three Hundred and Twenty Seven Only) shares of the Company (the “Initial

Shares”), representing thirty one percent (31%) of the share capital of the Company after giving effect to the issuance of the Initial Shares (the “Enhanced Share Capital”) at a price of Rs. 58 per share (the “Preferential Allotment”) thereby agreeing to infuse Rs. 1,756 Crores (or approximately US$ 351 million based on the exchange rate of Rs. 50 to US$1) (the “Initial Subscription Amount”) into the Company.
Tech Mahindra is required to deposit the Initial Subscription Amount and the requisite escrow amounts for the Public Offer (as defined below) in accordance with the Takeover Regulations (collectively, the “Total Acquisition Funds”) in separate escrow accounts on or before April 21, 2009. If Tech Mahindra desires to take control of the affairs of the Company simultaneously with the Preferential Allotment, Tech Mahindra will be required to deposit in escrow the total funds necessary to consummate the Public Offer. The Preferential Allotment is subject to fulfillment of certain conditions and obtaining the required regulatory approvals, including approvals from the Company Law Board (the “CLB”) and the SEBI. In the event Tech Mahindra does not deposit the Total Acquisition Funds on or before April 21, 2009, the next highest bidder will be considered the highest bidder and the details will be announced by the Board.
Board members Mr. Deepak Parekh and Mr. S.B. Mainak abstained from discussion regarding the selection of the highest bidder. This was due to possible conflicts of interests since Deepak Parekh sits on the board of directors of the controlling shareholder of one of the bidders, while S.B. Mainak is the executive director of a significant shareholder of another bidder.
Under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the “Takeover Regulations”), Tech Mahindra will be required to make a mandatory cash tender offer to acquire an additional minimum of 20% of the Enhanced Share Capital and convertible instruments (the “Public Offer”) at a minimum price of Rs. 58 per share (or approximately US$ 1.16 per share based on the exchange rate of Rs. 50 to US$1). While the Public Offer will be made on a worldwide basis for the Company’s shares, holders of the Company’s American Depositary Shares (the “ADSs”) in the United States are expected to be able to participate in the Public Offer through a facility to be implemented by Citibank, N.A., the depositary for the ADSs. Pursuant to the Takeover Regulations, Tech Mahindra will be required to make a public announcement of the Public Offer within four working days of receiving approval from the CLB for the Preferential Allotment and open the Public Offer to tendering by shareholders and ADS holders no later than 55 calendar days after the date of such public announcement.
If, upon closing of the Public Offer, Tech Mahindra will have acquired less than 51% of the Enhanced Share Capital pursuant to the Preferential Allotment and the Public Offer, Tech Mahindra will have the option to subscribe to additional newly issued shares (the “Additional Shares”) of the Company (the “Subsequent Preferential Allotment”), such that the shares acquired through the Preferential Allotment, the Public Offer and the Subsequent Preferential Allotment, if any, will be not more than 51% of the Enhanced Share Capital after giving effect to the issuance of the Additional Shares.
As previously disclosed, the CLB exempted the Company from shareholder approval requirements in connection with the Preferential Allotment that would otherwise be required under the Companies Act, 1956.
Goldman Sachs and Avendus Capital acted as financial advisors to Satyam. Amarchand & Mangaldas & Suresh A. Shroff & Co acted as Indian legal counsel to Satyam. Latham & Watkins LLP acted as U.S. legal counsel to Satyam.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Company’s shares. The Public Offer can only be made through a letter of offer and related tender offer materials. Security holders are urged to read the offeror’s tender offer statement on Schedule TO to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the Public Offer, including any exhibits, amendments or supplements to the statement, when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and security holders may obtain them for free from the SEC’s website (www.sec.gov). A description of which documents will be obtainable for free from the offeror, and instructions as to how to obtain such documents, will be announced by the Company or the offeror prior to the commencement of the Public Offer.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the deposit of the Total Acquisition Funds into escrow, the consummation of the Preferential Allotment, the making and consummation of the Public Offer, the price or amount of shares being sought in the Public Offer, whether a Subsequent Preferential Allotment will be necessary, the Company’s ability to complete a restatement of its financial statements, the Company’s ability to provide service delivery to customers and to return to profitability and the ability of Tech Mahindra as a shareholder and control person to facilitate any or all of the foregoing, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. In particular, there can be no assurance that Tech Mahindra will deposit the Total Acquisition Funds in escrow on or before April 21, 2009, the Preferential Allotment will be consummated, the Public Offer will be made or consummated on the terms described in this press release, a Subsequent Preferential Allotment will be necessary or the Company will become profitable and successful with Tech Mahindra as a shareholder and control person. Satyam undertakes no duty to update any forward-looking statements.